ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN



TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062



05005223

January 13, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Total Registrations and DTH Subscribers as of the end of September 2004;
2. Concessions for the Victims of Typhoon No.23 and the Niigata Prefecture Chuetsu Earthquake;
3. Resolution on SKY Perfect Well Think's Commencement of Operation;
4. Consolidated Semi-Annual Report Release for the year ending March 2005;
5. Summary of Business Results for 1st Half of Fiscal Year 2004 (Supplement);
6. Notice regarding the Revision of Dividend Forecast for (11th) ending March 31, 2005;
7. Release of New Basic Pack and Welcome Campaign for CS 110-Degree Digital Broadcasting Service "SKY PerfecTV! 110";
8. Total Registrations and DTH Subscribers as of the end of October 2004;
9. Partial Revision of Consolidated Financial Statements for the Interim Period of the Term ending March 2005;
10. Notice on the Allotment of Stock Option (Stock Acquisition Rights);
11. Notice on the details of Issuance of Stock Option (Stock Acquisition Rights);





ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

12. Total Registrations and DTH Subscribers as of the end of November 2004;
13. Alliance between OptiCast and Energia Communications for Video Distribution Business via Optical Fiber Networks;
14. Comment Regarding "SKY Perfect Communications Participates in CATV Business" Media Reports Dated December 22;
15. Acquisition of Information Network Koriyama Shares by OptiCast;
16. 【Revised】 Acquisition of Information Network Koriyama Shares by OptiCast;
17. Total Registrations and DTH Subscribers as of the end of December 2004;
18. Semiannual Report 2004; and
19. Semi-Annual Business Report for the Year Ending March 2005

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura of Anderson Mōri & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1177, facsimile +813-6888-3177). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,

Yasuyuki Kuroda

Yasuyuki Kuroda

Enclosure

RECEIVED
2005 JAN 18 A 10:59
FICE OF INTERNATIONAL CORPORATE FINANCE

To whom it may concern:

October 4, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of September 2004

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of September 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	40, 508	36, 567
Churn	26, 788	24, 977
Churn Rate*3	8. 7%	9. 3%
September Net Increase	13, 720	11, 590
Cumulative Total	3, 724, 525	3, 239, 704

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	33, 763	32, 047
Churn	25, 080	23, 892
Churn Rate*3	8. 4%	9. 2%
September Net Increase	8, 683	8, 155
Cumulative Total	3, 573, 395	3, 108, 639

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	6, 745	4, 520
Churn	1, 708	1, 085
Churn Rate*3	14. 0%	10. 2%
September Net Increase	5, 037	3, 435
Cumulative Total	151, 130	131, 065

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

October 26, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Concessions for the Victims of Typhoon No. 23 and the Niigata Prefecture Chuetsu Earthquake

SKY Perfect Communications Inc., together with the 111 satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (head office: Minato-ku, Tokyo, Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The effect of this matter on our Company's consolidated business result is negligible.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 3-5468-9399

News Release

October 26, 2004

Press Release

Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

Concessions for the Victims of Typhoon No. 23 and the Niigata Prefecture Chuetsu Earthquake

The 111 satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (head office: Minato-ku, Tokyo, Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (head office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) have decided to offer concessions to subscribers living in regions severely affected by Typhoon No. 23 and the Niigata Prefecture Chuetsu Earthquake centered around Ojiya City that occurred on October 23. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "SKY PerfecTV!110" would be exempt from paying their November bill (the registration fee, the monthly basic fee, the monthly subscription fee of "SKY PerfecTV!" and "SKY PerfecTV!110" including the fee for PPV programs, and the monthly fee for the program guide). Subscribers who have been exempted from payment will be informed directly.

Details

1. Applicable areas

   Typhoon No. 23:

   Toyooka City, Hyogo Prefecture; Izuishi-gun Izuishi Town, Hyogo Prefecture

   Niigata Prefecture Chuetsu Earthquake:

   5 cities/towns/villages: Ojiya City, Niigata Prefecture; Nagaoka City, Niigata Prefecture; Tokamachi City, Niigata Prefecture; Koshi-gun Yamakoshi Village, Niigata Prefecture; Kita-Uonuma-gun Kawaguchi Town, Niigata Prefecture

2. Number of subscribers exempted

   Approximately 8,000 (Typhoon No. 23: approx. 1,600; Niigata Prefecture Chuetsu Earthquake: approx. 6,400)

3. Breakdown of the applicable fees

   Registration fee (¥2,940), monthly basic fee (¥410), monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV!110" (including the viewing fee for "SKY PerfecTV!" and "SKY PerfecTV!110" PPV programs) and the monthly fee for the program guide

*The payment will vary according to the subscription contract of each subscriber

【For press inquiries】

SKY Perfect Communications Inc. Public Relations Dept. TEL:03-5468-9399

【For inquiries from the general public】

SKY PerfecTV!110 Customer Center TEL:0570-039-888 OR 0570-012-110 (10:00-20:00)

To whom it may concern:

October 27, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Resolution on SKY Perfect Well Think's Commencement of Operation

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President & Representative Director: Hajime Shigemura) adopted the following resolution on the commencement of operations of SKY Perfect Well Think, Co. Ltd., established on July 29 as a planning company that will operate a content development and investment business. SKY Perfect Well Think will accept an investment from SKY Perfect and will increase its capital in the mid-November. As a result, capital after the completion of payments will be 480 million yen.

Details

1. Purpose of the Operating Company

In the eight years since it was founded, SKY Perfect has grown into one of the major multiple channel media companies in Japan, with a membership of approximately 3.7 million subscribers. The Company will continue to operate a content development and investment business and create excellent entertainment content as a media company in cooperation with broadcasting stations.

2. Profile of Operating Company

(1)	Name	SKY Perfect Well Think, Co. Ltd.
(2)	Location	2-15-1 Shibuya, Shibuya-ku, Tokyo
(3)	Representative	Junichi Watanabe, Senior Executive Officer of SKY Perfect Communications Inc.
(4)	Date of Establishment:	July 29, 2004
(5)	Commencement of Operations	Mid-November, 2004
(6)	Fiscal Year End:	March 31

(7) Capital Amount: 10 million yen or 480 million yen after the payment is completed (in mid-November)

(8) Total Number of Shares Issued: 200 or 9,600 after the payment is completed (in mid-November)

(9) Capital Structure SKY Perfect Communications Inc. (100%)

3. Impact on the Business of SKY Perfect

The impact of this matter on SKY Perfect's business performance will be minor this term.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Summary English Translation)

SKY PerfecTV!
October 27, 2004

Consolidated Semi-Annual Report Release for the year ending March 2005

SKY Perfect Communications Inc.
Code Number: 4795
(URL http://www.skyperfectv.co.jp)
Stock Exchange: Tokyo Stock Exchange 1st Section
Head Office: Tokyo

Representative: Hajime Shigemura, President and Representative Director
Attn: Norio Sato, General Manager of Finance & Accounting Dept.
Tel.: (03)5468-7800
Board Meeting Date: October 27, 2004
Adoption of U.S. GAAP: Not applicable

1. Consolidated Business Results for Six Months Ended September 2004 (April 1, 2004 through September 30, 2004)

(1) Consolidated Results of Operations

(The figures are rounded down to the nearest one million yen.)

	Operating Revenues		Operating Income		Recurring Income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
Six months ended September 30, 2004	37,146	4.3	3,159	-15.5	3,599	-13.3
Six months ended September 30, 2003	35,610	3.1	3,737	-	4,152	-
Year ended March 31, 2004	72,475	3.0	4,152	-	4,853	-

	Net Income		Net Income per Share	Net Income per Share (fully diluted)
	(millions of yen)	(%)	(yen)	(yen)
Six months ended September 30, 2004	3,411	-10.3	1,504.47	1,503.01
Six months ended September 30, 2003	3,802	-	1,699.31	1,697.88
Year ended March 31, 2004	4,384	-	1,957.23	1,955.30

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2004: -44 million yen
   Six months ended September 30, 2003: -49 million yen
   Year ended March 31, 2004: -91 million yen
2. *Average number of outstanding shares during each period (Consolidated basis):*
   Six months ended September 30, 2004: 2,267,683 shares
   Six months ended September 30, 2003: 2,237,381 shares

Year ended March 31, 2004: 2,240,073 shares

3. *Changes in accounting treatment: Not applicable*
4. *Percentages appearing under operating revenues represent the ratio of increase/decrease compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
	(millions of yen)	(millions of yen)	(%)	(yen)
Six months ended September 30, 2004	129,121	98,405	76.2	43,393.78
Six months ended September 30, 2003	125,239	92,332	73.7	41,265.93
Year ended March 31, 2004	126,536	96,258	76.1	42,449.21

(Notes)

Number of outstanding shares as of the end of each period (Consolidated basis):
Six months ended September 30, 2004: 2,267,734 shares
Six months ended September 30, 2003: 2,237,509 shares
Year ended March 31, 2004: 2,267,608 shares

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Period
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Six months ended September 30, 2004	5,092	-13,637	-1,401	35,995
Six months ended September 30, 2003	5,109	787	-329	43,665
Year ended March 31, 2004	8,322	1,296	-2,081	45,941

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 5

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 1

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated (new):	1	Equity method (new):	0
(excluded):	0	(excluded):	0

2. Forecast of Consolidated Business Results for Year Ending March 2005 (April 1, 2004 through March 31, 2005)

	Operating Revenues	Recurring Income	Net Income
	(millions of yen)	(millions of yen)	(millions of yen)
Year ending March 31, 2005	77,000	5,200	5,000

(Reference)
Estimated net income per share (annual): 2,204.84 yen

(Note) The above forecast has been created based on information available as of the date of this report. Actual business results may differ from forecast figures due to various subsequent factors.

To whom it may concern:

October 27, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Summary of Business Results for 1st Half of Fiscal Year 2004 (Supplement)

1. Subscriber Addition and Churn

(Thousands of people)

	1H/FY03	1H/FY04	Difference	2Q/FY03	2Q/FY04
Total Sub. Net Addition (SKY PerfecTV!110)	92 (17)	78 (28)	△14 (11)	45 (8)	43 (14)
Total Sub. at Period End (SKY PerfecTV!110)	3,518 (59)	3,725 (151)	207 (92)	3,518 (59)	3,725 (151)
New DTH Sub. (SKY PerfecTV!110)	217 (19)	210 (22)	△7 (4)	106 (9)	105 (11)
Number of DTH Churn (SKY PerfecTV!110)	133 (2)	153 (6)	19 (4)	66 (1)	74 (3)
DTH Sub. Net Addition (SKY PerfecTV!110)	84 (17)	58 (16)	△26 (△1)	40 (8)	31 (8)
DTH Sub. at Period End (SKY PerfecTV!110)	3,074 (58)	3,240 (131)	166 (74)	3,074 (58)	3,240 (131)
DTH Churn Rate (%)	8.8%	9.5%	0.7	8.7%	9.2%

- Despite growth in SKY PerfecTV! (124/128 Degrees) more or less in line with what we anticipated, with the postponement of some subscription promotions to the second half of the year, and the fact that SKY PerfecTV!110 subscriber numbers came in under what we anticipated, new DTH subscribers were down 7 thousand on the same time last year to 210 thousand.

- The churn rate rose 0.7 points from the same time last year to 9.5%. This was largely due to certain special circumstances, such as the fact that early in the period there was an effect of a peak in the expiration of subscriptions made through the former Digital Club, as well as the shift caused by the end of the European soccer season.

- As a result, the cumulative number of DTH subscribers at the end of this interim period stood at 3,240 thousand, which represents an increase of 166 thousand compared to the same time last year.

2. Business Results

Financial Summary (April 1, 2004 – September 30, 2004)

(Millions of Yen)

Consolidated	1H/FY03	1H/FY04	Difference	Difference (%)	2Q/FY03	2Q/FY04
Revenues	35,610	37,146	1,536	4.3%	17,770	18,369
Operating Profit	3,737	3,159	△577	△15.5%	1,484	1,459
Profit before Income Taxes	4,152	3,599	△552	△13.3%	1,461	1,691
Net Profit	3,802	3,411	△390	△10.3%	1,493	1,688
Total Assets	125,239	129,121	3,881	3.1%	125,239	129,121
Total Shareholder's Equity	92,332	98,405	6,072	6.6%	92,332	98,405
Cash Flow from Operating Activities	5,109	5,092	△17	△0.3%	1,073	4,392
Cash Flow from Investing Activities	787	△13,637	△14,424	—	△3,113	△3,098
Cash Flow from Financing Activities	△329	△1,401	△1,072	—	△149	△135
Cash and Cash Equivalents at the Period End	43,665	35,995	△7,669	△17.6%	43,665	35,995

Non-Consolidated	1H/FY03	1H/FY04	Difference	Difference (%)	2Q/FY03	2Q/FY04
Revenues	34,386	36,068	1,681	4.9%	17,154	17,815
Operating Profit	3,850	3,457	△393	△10.2%	1,524	1,633
Profit before Income Taxes	4,305	3,959	△346	△8.1%	1,533	1,889
Net Profit	3,881	3,632	△248	△6.4%	1,531	1,785
Total Assets	118,663	124,555	5,892	5.0%	118,663	124,555
Total Shareholder's Equity	93,462	99,788	6,326	6.8%	93,462	99,788

- Revenues this period grew 4.3% on a consolidated basis and 4.9 % on a non-consolidated basis compared to the same time last year. This was attributable to the increase in the number of cumulative DTH subscriptions to top 3.2 million, even though there was a slowdown of an increase in new subscriptions.

- In terms of profit and loss, consolidated profit before income taxes and consolidated net profit this period stood at 3,599 million yen and 3,411 million yen, respectively. While this represents a fall in profits compared to the same time last year, a time when we had cut back on TV commercials, these profit earnings did exceed initial forecasts.

- With regard to consolidated cash flows, the interim consolidated net profit this period resulted in a cash flow from operating activities of 5,092 million yen. Moreover, the acquisition of investment securities through the use of surplus funds for the management of securities and an upgrade of delivery equipment generated a cash flow from investing activities of minus 13,637 million yen. Cash flow from financing activities also came in negative at minus 1,401 million yen after the payment of dividends. Thus, overall there was a fall in cash and cash equivalents of 7,669 million yen from the same time last year to 35,995 million yen.

3. Forecast for Fiscal Year Ending March 2005 (from April 1, 2004 to March 31, 2005)

⟨Reference⟩

(Thousands of People, Millions of Yen)

	FY03 Result	FY04 Forecast	Difference	Difference (%)
New DTH Sub. (thousands)	471	500	29	6.2%
DTH Sub. Net Addition (thousands)	192	207	15	7.8%
DTH Sub. at Period End (thousands)	3,182	3,389	207	6.5%
Total Sub. at Period End (thousands)	3,647	3,854	207	5.7%
DTH Churn Rate (%)	9.0%	8.9%	△0.1	–
Consolidated				
Revenues	72,475	77,000	4,525	6.2%
Profit before Income Taxes	4,853	5,200	347	7.2%
Net Profit	4,384	5,000	616	14.1%
Non-consolidated				
Revenues	70,028	75,000	4,972	7.1%
Profit before Income Taxes	5,073	5,700	627	12.4%
Net Profit	4,495	5,500	1,005	22.4%

- There has been no change in the forecasts since the revised forecasts were released on July 28, 2004.

- The number of new DTH subscribers, including those for SKY PerfecTV!, SKY PerfecTV!110, and OPCAS services, is expected to be around the 500 thousand mark, in line with initial forecasts. This is supported by the deployment of Star Channel High-Vision and the new and integrated service pack promotions with a view to strong three-way receiver sales, and the increasing numbers of people signing up for free trial services, despite the fact that SKY PerfecTV!110, in particular, has come in under initial forecasts for the interim period. The DTH churn rate is also expected to be in line with the earlier forecast of 8.9%, especially now that special circumstances will have less of an impact in

the second half with cancellations due to the expiration of subscriptions made through the former Digital Club having peaked.

- The previous forecast for a full-year consolidated revenue of 77,000 million yen still stands, reflecting the fact that forecasts for subscriber numbers have also remained the same.

- In terms of profit and loss, while operating expenses have come in under initial forecasts due to the more efficient management of market costs and customer management costs, etc., there are still a number of uncertain factors involving the increased cost of aggressive marketing spending on SKY PerfecTV!110 and priority investment in high-definition broadcasting endeavors, OPCAS and new business areas. Therefore, consolidated profit before income taxes and consolidated net profit this period are expected to remain in line with the initial forecasts of 5,200 million yen and 5,000 million yen respectively.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

October 27, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice regarding the Revision of Dividend Forecast for (11th) ending March 31, 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku Tokyo, President and Representative Director: Hajime Shigemura) has passed a resolution at a meeting of the Board of Directors held on October 27, 2004 that revises the forecast of dividend per share at the end of the current as follows.

Note

1. Revision of Dividend Forecast

	Interim	Term end	Annual
Previous forecast (issued on May 10, 2004)	0 yen	0 yen	0 yen
Present forecast	0 yen	500 yen	500 yen
(Reference) Dividend per share for the previous term	0 yen	500 yen	500 yen

2. Reasons for Revision

A key management objective for SKY Perfect is to raise total returns to shareholders over the long term, and our basic policy regarding profit distribution is to achieve and maintain a stable dividend by striving to establish a solid business base.

We paid a special dividend of ¥500 per share for the term ended March 31, 2004 to commemorate the change of our listing to the first section of the Tokyo Stock Exchange, which was achieved with the support of our shareholders.

We initially set the dividend forecast for the term ending March 31, 2005 at ¥0. However, we are revising the ordinary dividend forecast at the end of the term to ¥500, the same as the special dividend, in light of steady and reliable profit growth, following the springboard achievement of passing the break-even point of platform business and moving into profitability during the previous term.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Release of New Basic Pack and Welcome Campaign for CS 110-Degree Digital Broadcasting Service "SKY PerfecTV! 110"

From Monday, November 1, SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) will start accepting subscriptions to the "SKY PerfecTV! 110 Pack" (43 channels, ¥3,570 tax inclusive), a new basic pack on the CS 110-degree digital broadcasting service "SKY PerfecTV! 110".

Sales of three-way receivers capable of picking up terrestrial, BS and 110-degree CS digital broadcast services have increased rapidly since terrestrial digital broadcasts commenced and end of year sales are expected to surpass even those in the run up to the Athens Olympics. Based on market analysis of owners of flat screen and large digital televisions, who represent target subscribers for CS 110-degree broadcasting services, the new pack is designed to be a low price pack with an easy to follow composition that will meet viewers' needs. It was agreed on as the result of consultations between SKY PerfecTV! and individual commercial broadcasters. Popular channels have been added to the new "SKY PerfecTV! 110 Pack" that were not previously included in the likes of the "New SKY PerfecTV! 2 Pack" (30 channels including TV Asahi Channel) or the "CS Nippon Pack" (6 channels including G+ Sports & News), such as FujiTV 721 and 739, TBS Channel and the Disney Channel, which will be launched on November 18. We have succeeded in making a total of 43 channels available for the low price of ¥3,570 a month (tax inclusive).

To mark the launch of this new pack, we will be running a Welcome Campaign aimed at new subscribers to SKY PerfecTV! 110 services. In addition to being exempted from registration fees (¥2,940 tax inclusive), new customers registering for SKY PerfecTV! 110 services who also sign up for the "SKY PerfecTV! 110 Pack" during the period from November 1 to December 31, 2004, will also get the pack for a subscription fee of ¥2,480 a month (tax inclusive) for three months. We will also be running a two month campaign to give customers also subscribing to the "Star Channel BS + HV + Classic" pack, which includes Star Channel HV that allows viewers to enjoy high picture and sound quality, access to the pack for the bargain price of ¥3,570 a month (tax inclusive) for three months.

We have produced a pamphlet, entitled "Everything You Need to Know about Digital TV in One Volume," in collaboration with commercial terrestrial and BS digital broadcasters. The pamphlet—the first of its kind—will be distributed at electronic appliance stores and similar venues to promote digital broadcast services in an easy to understand manner. In addition, we also plan to increase the number of subscribers to CS 110-degeree digital broadcast services through initiatives such as free trials for customers purchasing receivers and improved call handling at customer support centers.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Reference)

■ An overview of the "SKY PerfecTV! 110 Pack"

- Name of product: SKY PerfecTV! 110 Pack (43 channels)
- Price: ¥3,570 (monthly fee, tax inclusive)
- Commencement of subscription applications: November 1, 2004
- Commencement of billing: December 1, 2004

Genre	Channel #	Name of channel	Fee/month (tax inc.)
Movies	*213*	Comin' Soon TV	¥315
	220	Japanese Movie Channel	¥525
	223	Channel NECO	¥315
	224	Cinefil Imagica	¥630
	278	Movie Plus	¥525
Sports	*211*	The Golf Channel	¥630
	276	Golf network	¥945
	141	G+ Sports & News	¥945
	182	FujiTV 739	¥735
Music	*202*	Space Shower TV	¥525
	212	MTV	¥630
	218	Music Air Networks	¥420
	236	Karaoke Channel	¥525
	264	Music ON! TV	¥473
	144	Eco Music TV	¥525
	145	Music Japan TV Plus	¥735
Drama	*201*	FOX	¥525
	230	Super Channel	¥315
	234	AXN	¥420
	282	Samurai Dram Channel	¥525
	165	Family Gekijyo	¥315
Animation	*203*	Cartoon Network	¥315
	167	Kids Station	¥315
	180	Animax	¥420
Entertainment and Leisure	*210*	TV Asahi Channel	¥630
	217	Igo & Shogi Channel/Asahi Open Shogi	¥210
	235	Foodies TV	¥525
	277	LaLa TV	¥525
	281	Animal Planet	¥525
	143	PUNCH CLUB	¥1,050
	163	Disney Channel (launch on November 18)	¥630
	166	TBS Channel	¥630
	181	FujiTV 721	¥735
	025	BBC Japan (launch on December 1)	¥735
	146	○○9-chan&SCIENCE	¥630
News and Documentaries	*214*	BBC World	¥945
	215	Asahi Newstar	¥315
	216	CNNj	¥945
	229	National Geographic Channel	¥525
	280	Discovery Channel	¥525
	142	NNN 24	¥630
	162	JNN News Bird	¥630
	175	The History Channel TM	¥525

■ An Overview of the "SKY PerfecTV! 110 Pack" Welcome Campaign

Application period:

Monday, November 1, 2004 – Friday, December 31, 2004 (receipt of registration application)

Eligibility:

New customers who subscribe to SKY PerfecTV! 110 services and sign up for the "SKY PerfecTV! 110 Pack" at the same time are eligible. Customers who subscribed to SKY PerfecTV! 110 services on October 31 or earlier are not eligible.

Details of campaign:

On signing up for the "SKY PerfecTV! 110 Pack" during the campaign period, new customers will receive the following bonuses:

No registration fee (¥2,480, tax inclusive)

② SKY PerfecTV! 110 services subscription fee of ¥2,480 a month (tax inclusive) for three months (usually ¥3,570 a month)

③ Subscription fee of ¥3,570 a month (usually ¥5,469, tax inclusive) for three months for customers subscribing to "Star Channel BS + HV + Classic" (3 channels: ¥1,890 a month, tax inclusive) at the same time

* Individual fees will revert to usual levels after the end of the three month campaign period.

To whom it may concern:

November 2, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of October 2004

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of October 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	35, 811	30, 362
Churn	33, 244	27, 397
Churn Rate*3	10. 7%	10. 1%
October Net Increase	2, 567	2, 965
Cumulative Total	3, 727, 092	3, 242, 669

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	28, 226	26, 236
Churn*5	31, 222	26, 016
Churn Rate*3	10. 5%	10. 0%
October Net Increase	-2, 996	220
Cumulative Total	3, 570, 399	3, 108, 859

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	7, 585	4, 126
Churn	2, 022	1, 381
Churn Rate*3	16. 1%	12. 6%
October Net Increase	5, 563	2, 745
Cumulative Total	156, 693	133, 810

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

*5 The number of churn by institutional subscribers who use "Communication Service for Corporations" is included.

* For any inquiries on this matter please call.
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

November 16, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Partial Revision of Consolidated Financial Statements for the Interim Period of the Term ending March 2005

We have discovered some errors in the "Consolidated Financial Statements for the Interim Period of the Term Ending March 2005," which were published on October 27, 2004. We are therefore making the revisions shown below. The revised parts are indicated by underlining.

NOTE

1. Cover "1. Consolidated Financial Results for the Interim Period Ended September 2004 (from April 1, 2004 to September 30, 2004) (1) Consolidated Business Results"

<Before revision>

(Rounded down to nearest one million yen)

	Interim period (current) net profit		Interim period (current) net profit per share		Interim period (current) net profit per share after adjustment of latent shares	
	Millions of Yen	%	Yen	Sen	Yen	Sen
Interim period ended September 2004	3,411	△10.3	1,504	47	1,503	01

<After revision>

(Rounded down to nearest one million yen)

	Interim period (current) net profit		Interim period (current) net profit per share		Interim period (current) net profit per share after adjustment of latent shares	
	Millions of Yen	%	Yen	Sen	Yen	Sen
Interim period ended September 2004	3,411	△10.3	1,504	24	1,502	78

2. Page 12 "3. Business Results and Financial Situation, (1) Business Results ① General Situation for the Interim Period under Review; Table Shown at End"

<Before revision>

(Unit: million yen)

	Previous interim period (from April 1, 2003 to September 30, 2003)	Current interim period under review (from April 1, 2004 to September 30, 2004)	Increase or decrease	Previous accounting term (from April 1, 2003 to March 31, 2004)
Interim period (current) net profit per share	1,699.31 yen	1,504.47 yen	△194.84 yen	1,957.23 yen

<After revision>

(Unit: million yen)

	Previous interim period (from April 1, 2003 to September 30, 2003)	Current interim period under review (from April 1, 2004 to September 30, 2004)	Increase or decrease	Previous accounting term (from April 1, 2003 to March 31, 2004)
Interim period (current) net profit per share	1,699.31 yen	1,504.24 yen	△195.07 yen	1,957.23 yen

3. Page 32 "4. Consolidated Interim Financial Statements, (6) Per-Share Information"

<Before revision>

Previous interim period (from April 1, 2003 to September 30, 2003)	Current interim period under review (from April 1, 2004 to September 30, 2004)	Previous accounting term (from April 1, 2003 to March 31, 2004)
Interim period net profit per share: 1,699.31 yen	Interim period net profit per share: 1,504.47 yen	Current net profit per share: 1,957.23 yen
Interim period net profit per share after adjustment of latent shares: 1,697. 88 yen	Interim period net profit per share after adjustment of latent shares: 1,503.01 yen	Current net profit per share after adjustment of latent shares: 1,955.30 yen

<After revision>

Previous interim period (from April 1, 2003 to September 30, 2003)	Current interim period under review (from April 1, 2004 to September 30, 2004)	Previous accounting term (from April 1, 2003 to March 31, 2004)
Interim period net profit per share: 1,699.31 yen	Interim period net profit per share: 1,504. 24 yen	Current net profit per share: 1,957. 23 yen
Interim period net profit per share after adjustment of latent shares: 1,697. 88 yen	Interim period net profit per share after adjustment of latent shares: 1,502. 78 yen	Current net profit per share after adjustment of latent shares: 1,955. 30 yen

End

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

November 24, 2004

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on the Allotment of Stock Option (Stock Acquisition Rights)

SKY Perfect Communications Inc. (the "Company") hereby inform that the details of the terms and conditions of the stock acquisition rights to be issued as stock options in accordance with provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan pursuant to the resolution of the 10th ordinary general meeting of shareholders of the Company have been resolved in a meeting of the Board of Directors of the Company held on November 24, 2004. The terms and conditions have been determined as follows.

The amount to be paid upon exercise of the stock acquisition rights and other undecided points are to be determined on December 1, 2004.

Note

1. Issue date of the stock acquisition rights
   December 1, 2004

2. Aggregate number of stock acquisition rights
   1,158

3. Issue price of the stock acquisition rights
   No consideration shall be paid.

4. Type and number of shares subject to the stock acquisition rights
   Common stock of the Company 1,158 shares

5. Amount to be paid upon exercise of the stock acquisition rights
   To be determined later

6. Aggregate amount of shares to be issued through the exercise of the stock acquisitions rights
   To be determined later

7. Period in which the stock acquisition rights may be exercised
   From December 1, 2006 to November 30, 2010

8. Amount that will be capitalized by the issuance of new shares through the exercise of the stock acquisition rights
   To be determined later

9. Persons subject to the allotment of the stock acquisition rights and the number thereof
   Directors and employees of the Company: 12 persons

(Reference)

(1) The day of resolution at the meeting of the Board of Directors to propose the issuance of stock acquisition rights at an ordinary general meeting of shareholders — May 10, 2004
(2) The day of resolution at the ordinary general meeting of shareholders — June 25, 2004

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

December 1, 2004

To whom it may concern:


RECEIVED
2005 JAN 18 A 11: 00
CORPORATE FINANCE

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Notice on the details of Issuance of Stock Option (Stock Acquisition Rights)

Please be informed that the details of issuance of stock acquisition rights in accordance with provisions of Article 280-20 and 280-21 of Commercial Law resolved at the meeting of the Board of Directors of the Company held on November 24, 2004, have been determined today as follows.

Note

1. Issue date of the stock acquisition rights
   December 1, 2004

2. Amount to be paid upon exercise of the stock acquisition rights
   126,105 yen per share

3. Aggregate amount of shares to be issued through the exercise of the stock acquisition rights
   146,029,590 yen

4. Amount that will be capitalized by the issuance of new shares through the exercise of the stock acquisition rights
   63,053 yen per share

(Reference)

(1) The day of resolution at the meeting of the Board of Directors to propose the issuance of stock acquisition rights at an ordinary general meeting of shareholders May 10, 2004

(2) The day of resolution at the ordinary general meeting of shareholders June 25, 2004

(3) The day of resolution at the meeting of the Board of Directors to discuss the allotment of stock acquisition rights, etc. November 24, 2004

* For any inquiries on this matter please call
Public Relations Dept. / Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

December 2, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of November 2004

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of November 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	36, 372	29, 309
Churn	26, 725	24, 454
Churn Rate*3	8. 6%	9. 0%
November Net Increase	9, 647	4, 855
Cumulative Total	3, 736, 739	3, 247, 524

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	27, 781	23, 755
Churn	25, 173	23, 431
Churn Rate*3	8. 5%	9. 0%
November Net Increase	2, 608	324
Cumulative Total	3, 573, 007	3, 109, 183

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	8, 591	5, 554
Churn	1, 552	1, 023
Churn Rate*3	11. 9%	9. 2%
November Net Increase	7, 039	4, 531
Cumulative Total	163, 732	138, 341

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

December 8, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Alliance between OptiCast and Energia Communications for Video Distribution Business via Optical Fiber Networks

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) and Energia Communications, Inc. (Head Office: Hiroshima-shi, Hiroshima; President: Tomomi Suzuki), a 100% subsidiary of The Chugoku Electric Power Co., Inc., have jointly issued the following press release, concerning their alliance in the video distribution business, which uses optical fiber networks in Fukuyama-shi, Hiroshima.

The impact of the alliance on the Company's consolidated results of this fiscal year is minimal.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399




エネルギアコム

(Attachment)
OptiCast Inc.
Energia Communications, Inc.

Press Release

December 8, 2004

OptiCast and Energia Communications Form an Alliance for Video Distribution Business via Optical Fiber Networks

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki, "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura, "SKY Perfect") and Energia Communications, Inc. (Head Office: Hiroshima-shi, Hiroshima; President: Tomomi Suzuki, "Energia Com"), a 100% subsidiary of The Chugoku Electric Power Co., Inc., have concluded a basic agreement this morning to form an alliance in an video distribution business using optical fiber networks in Fukuyama-shi, Hiroshima.

The purpose of this agreement is to build an operating alliance to expand the SKY PerfecTV! multi-channel pay TV service and the terrestrial/ BS station (including digital broadcasting) retransmission service provided by OptiCast via optical fiber networks owned by Energia Com. To date, OptiCast has provided the services only for condominiums, but in Fukuyama-shi, services for detached houses, in addition to condominiums, will be supplied for the first time. In addition, the Wavelength Division Multiplex (WDM) technology*[1] will be adopted to transmit IP communications and broadcasting services via single-conductor cables using wavelength division multiplexing.

· The details of the alliance are as follows:

1. Energia Com shall construct a optical fiber networks to each house, and offer the networks to OptiCast. OptiCast shall build reception bases for broadcasting (head-end facilities) and other functions, and provide Japan's largest multi-channel video distribution service (about 280 channels) to its subscribers via the networks of Energia Com.

2. Services offered to customers by the two companies
   (1) MEGA EGG Fiber, an Internet service
   (2) MEGA EGG IP Phone, an IP telephone service
   (3) Video distribution service
   SKY PerfecTV! charged a multi-channel pay TV service and terrestrial / BS station (including digital broadcasting) retransmission services*[2] for TV

3. On the completion of application procedures with the Ministry of Internal Affairs and Communications, services will start after test services conducted in Fukuyama-shi of Hiroshima, in early FY2005.

Businesses conducted by the two companies are as follows.

OptiCast Inc. has provided a SKY PerfecTV! multi-channel broadcasting service via optical fiber networks held by telecommunication carriers, for residents of condominiums where antenna installation is restricted or where orienting the antenna in the direction of the satellite is not possible. In addition, OptiCast started this February a retransmission service that covers major broadcasting means, including terrestrial (including digital broadcasting), BS digital broadcasting and FM radio broadcasting, in the 23 wards of Tokyo. Service will start also in Osaka-shi by the end of the current fiscal year.

Energia Com has provided an Internet connection service "MEGA EGG Fiber" via optical fiber networks in February 2002, in the Chugoku Region. Provision of an IP telephone service "MEGA EGG IP Phone" started in August 2003 as an additional service.

Through this alliance, the two companies will be providing the so-called "triple play" service that completely covers multi-channel broadcasting, Internet communications and IP telephone, using the advantages of video distribution services by OptiCast and of optical fiber network services by Energia Com.

※1 WDM: stands for Wavelength Division Multiplexing: It is a technology for high data rate transmission in which several transmission waves of different wavelength are multiplexed over single-conductor optical fiber cables, for sending several types of data.

※2 Since video distribution services offered by OptiCast is in broadcasting format instead of IP format, video can be viewed on ordinary TV sets.

---

* For press inquiries:

Public Relations Department, SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

Business Planning Department, Energia Communications, Inc.

TEL: 082-523-3310 FAX: 082-523-3301

(Reference)

Corporate Profile

1. Outline of SKY Perfect Communications Inc.

(1) Company name: SKY Perfect Communications, Inc

(2) President and Representative Director: Hajime Shigemura

(3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo

(4) Established on: November 10, 1994

(5) Scope of major business: operation of platform businesses such as digital satellite broadcasting service "SKY PerfecTV!" and 110-degrees CS broadcasting service "SKY PerfecTV! 110"

(6) Capital: 50,018 million yen

(7) Major shareholders: Sony Broadcast Media, Inc. (12.48%); Fuji Television Network Inc. (12.48%); Itochu Corporation (12.48%)

2. Outline of OptiCast Inc.

(1) Company name: OptiCast Inc.

(2) President and Representative Director: Hiroyuki Shinoki
(Currently Executive Vice President, SKY Perfect Communications Inc.)

(3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo

(4) Established on: June 2, 2003

(5) Scope of major business: video transmission business via optical fiber network

(6) Capital: 480 million yen

(7) Shareholder: SKY Perfect Communications Inc. (100%)

3. Outline of Energia Communications, Inc.

(1) Company name: Energia Communications, Inc.

(2) President: Tomomi Suzuki

(3) Address: 4-33 Komachi, Naka-ku, Hiroshima-shi Hiroshima

(4) Established on: April 1, 1985

(5) Scope of major business: information and communication businesses such as an Internet connection service "MEGA EGG"

(6) Capital: 6 billion yen

(7) Shareholder: The Chugoku Electric Power Co., Inc., (100%)

Schematic Diagram of Transmission Networks


EGGファイバー
<Optical fiber>
Video transmission
<Optical fiber>
IP communication
Video
WDM
WDM
Internet
IP telephone
Video distribution
ONU
ONU
SKY PerfecTV!
Set-top box for optical fiber TV
Co-axial cables
Reception/ transmission base (OptiCast)
Stations (Energia Com)
Houses/ condominiums

- Receives SKY PerfecTV! terrestrial and BS
- Converts to optical signals
- Transmits video signals to regional stations via optical fiber networks

- Receives the video signals
- Distributes video signals to houses and condominiums via fiber optic networks

- Receives video signals from the stations
- Reconverts to ordinary video signals
- Distributes video signals to each house and room via coaxial cables

RECEIVED
2005 JAN 18 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To whom it may concern: December 22, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Comment Regarding "SKY Perfect Communications Participates in CATV Business" Media Reports Dated December 22

We would like to issue the following comment regarding a report of the participation in CATV business, which was carried in the articles including December 22 morning edition of Nihon Keizai Shimbun, Inc.

Comment

We, SKY Perfect Communications Inc., have been considering alliances with CATV operators in various aspects as a part of our multi-platform strategy.
However, at the moment we have not made such decision as reported today.

In the case that the decision is made, we will make another announcement.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

December 22, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Acquisition of Information Network Koriyama Shares by OptiCast

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura, "SKY Perfect"), resolved at a meeting of the Board of Directors held this afternoon to accept the allocation of new shares to a third party to be executed in the near future by Information Network Koriyama Inc. (Head Office: Koriyama-shi, Fukushima Prefecture; Representative Director and President: Junichi Ootsuki, "INK") through OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki, "OptiCast"), a 100% subsidiary of SKY Perfect. SKY Perfect announces that as a result of the allocation, OptiCast expects to be the largest shareholder, taking ownership of 66.7% of the shares issued by INK.

Details

1. Reason for the acquisition of shares

INK was established as a cable television business planning company in December 1984 in Koriyama-City, Fukushima Prefecture, by Koriyama City and the Koriyama Chamber of Commerce and Industry among others, predominantly through local capital, and for many years now has been working towards the commercialization of a multi-channel broadcasting service for urban CATV. Meanwhile, amidst the increasing integration of broadcasting and telecommunications and expanding digitization, there is now growing interest in so-called "Triple-Play service", which involves providing Internet and IP telephone services, as well as multi-channel broadcasting services, over cable. SKY Perfect believes that, using OptiCast's* know-how, we will be able to meet the expectations of local areas wanting these kinds of cutting-edge information infrastructure upgrades, thus leading to the decision to acquire shares in INK through OptiCast and to become increasingly involved in the management side of cable television business operations. While the planning company will look into launching services before the end of FY2005, a definite schedule has yet to be decided on pending the status of license applications to the Ministry of Internal Affairs and Communications and the schedule for equipment installation, etc.

2. Corporate profile of the company to be acquired

   (1) Company name: Information Network Koriyama Inc.

(2) Representatives: Chairman and Representative Director Zenbei Ohtaka; President and Representative Director Junichi Ootsuki

(3) Address: 1-3-8 Shimizudai, Koriyama-City, Fukushima Prefecture

(4) Established on: December 4, 1984

(5) Scope of major business: Planning company for looking into the urban CATV services in Koriyama-City, Fukushima Prefecture.

(6) End of financial year: September

(7) Capital: 100 million yen

(8) Total number of shares already issued: 2,000 shares

(9) Major shareholders: Otsuki Denki Tsushin Inc. (20%), York-Benimaru Co., Ltd. (14%), Sakuta Denki Inc. (6%), Koriyama City (5%), Koriyama Chamber of Commerce and Industry (1%), and others.

(10) Results in the most recent financial year:

As INK was established as a planning company and is not engaged in commercial operations, no information on the company's results in the most recent financial year is available.

3. No. of shares to be acquired, acquisition price, and stake before and after acquisition

(1) No. of shares held before the transfer: 2,000 shares

(2) No. of shares to be acquired: 4,001 shares (Acquisition price: 70,017,500 yen)

(3) No. of shares held after the transfer: 6,001 shares (66.7% stake)

4. Key dates

December 22, 2004	Resolution adopted at meeting of the Board of Directors
December 24, 2004	Conclusion of basic agreement (plan)
Mid-Jan 2005	Conclusion of new share subscription agreement (plan)
Early to mid-Feb 2005	INK Extraordinary General Meeting of Shareholders, INK Board of Directors (plan)

5. Consolidated results outlook

Given that this decision involves an investigation of cable television services by a planning company, the impact on SKY Perfect's consolidated and non-consolidated results associated with the transferal of a sub-subsidiary will be negligible, and thus there is no change in the results forecast for the period ending March 2005 announced on July 28, 2004.

* Having been registered as a cable broadcaster by the Ministry Internal Affairs and Communications on February 25 2004, OptiCast launched the SKY PerfecTV! multi-channel pay TV service and terrestrial/BS station (including digital) retransmission services for residents of condominiums, starting with the 23 wards of Tokyo.

End.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

December 22, 2004

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

【Revised】
Acquisition of Information Network Koriyama Shares by OptiCast

We have discovered some errors in our latest press release titled "Acquisition of Information Network Koriyama Shares by OpriCast", which were announced on December 22, 2004.
We therefore make revisions shown below. The revised parts are indicated by underlining.

NOTE

<Before revision>

2. Corporate profile of the company to be acquired
   (8) Total number of shares already issued: 2,000 shares

3. No. of shares to be acquired, acquisition price, and stake before and after acquisition
   (1) No. of shares held before the transfer: 2,000 shares
   (2) No. of shares to be acquired: 4,001 shares (Acquisition price: 70,017,500 yen)
   (3) No. of shares held after the transfer: 6,001 shares (66.7% stake)

<After revision>

2. Corporate profile of the company to be acquired
   (8) Total number of shares already issued: 2,000 shares (shares issued before allocation to the third party)
   (11) The stocks to be issued by the allocation to the third party: 4,001 shares (the whole shares are planned to be acquired by OptiCast)

3. No. of shares to be acquired, acquisition price, and stake before and after acquisition
   (1) No. of shares held before the transfer: 0 shares
   (2) No. of shares to be acquired: 4,001 shares (Acquisition price: 70,017,500 yen)
   (3) No. of shares held after the transfer: 4,001 shares (66.7% stake)

End.

For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern: January 5, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

Total Registrations and DTH Subscribers as of the end of December 2004

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of December 2004.

TOTAL	Total Subscribers*1	DTH Subscribers*2
New Subscribers	59, 379	44, 195
Churn	28, 839	27, 153
Churn Rate*3	9. 3%	10. 0%
December Net Increase	30, 540	17, 042
Cumulative Total	3, 767, 279	3, 264, 566

SKY PerfecTV! *4	Total Subscribers*1	DTH Subscribers*2
New Subscribers	46, 178	35, 603
Churn	27, 031	26, 039
Churn Rate*3	9. 1%	10. 0%
December Net Increase	19, 147	9, 564
Cumulative Total	3, 592, 154	3, 118, 747

SKY PerfecTV! 110	Total Subscribers*1	DTH Subscribers*2
New Subscribers	13, 201	8, 592
Churn	1, 808	1, 114
Churn Rate*3	13. 3%	9. 7%
December Net Increase	11, 393	7, 478
Cumulative Total	175, 125	145, 819

(Summary English Translation)

Semi-Annual Business Report for the Year Ending March 2005

April 1, 2004 through September 30, 2004

SKY Perfect Communications Inc.

Summary of Consolidated Financial Data

(Millions of yen)

	For the six months ended September 30, 2003	For the six months ended September 30, 2004
Operating revenues by operation		
Customer management and promotion of digital satellite broadcasting	23,709	24,362
Operation related to delivery of broadcast programs	4,446	4,947
Other platform related operations	7,454	7,837
Total	35,610	37,146
Recurring income (loss)	4,152	3,599
Net income (loss)	3,802	3,411

	For the six months ended September 30, 2003	For the six months ended September 30, 2004
Cumulative total of registrants		
Cumulative total of registrants *(thousands)*	3,518	3,725
Cumulative total of individual registrants *(thousands)*	3,074	3,240
Percentage of individual cancellation *(%)*	8.8	9.5
ARPU		
Average pay-per-view revenue per customer per month *(yen)*	3,781	3,632
Average service fee revenue per customer per month *(yen)*	1,472	1,454
SAC		
Advertising fees *(yen)*	8,401	9,782
Sales promotion fees *(yen)*	3,796	4,674
Sales incentives *(yen)*	16,462	17,187
Total *(yen)*	28,659	31,642
EBITDA		
EBITDA *(million yen)*	5,166	4,844

Top Interview

Business prospects and status of operating activity are mentioned by Hajime Shigemura, the President and Representative Director of the Company in interview.

Consolidated Summary Financial Statements

(See below)

Non-consolidated Summary Financial Statements

(See below)

Stock Information (at September 30, 2004)

Information Concerning Shares

Total number of shares authorized to be issued: 3,200,000 shares
Total number of outstanding shares: 2,267,734 shares
(Note) Outstanding shares have increased 126 shares due to the exercise of subscription rights during this six-month period.
Number of shareholders: 37,509

Principal Shareholders

Name of Shareholder	Number of Shares Owned	Shareholding Ratio (%)
Sony Broadcast Media Co., Ltd.	283,058	12.48
Fuji Television Network, Inc.	283,058	12.48
Itochu Corporation	283,058	12.48
JSAT Corporation	156,780	6.91
Tokyo Broadcasting System, Inc.	129,000	5.69
Nippon Television Network Corporation	118,910	5.24
The Master Trust Bank of Japan, Ltd.	101,070	4.46
State Street Bank and Trust Company	97,361	4.29
Matsushita Electric Industrial Co., Ltd.	70,420	3.11
Sumitomo Corporation	69,320	3.06

(Note 1) The shareholding ratio is calculated against a total of 2,267,734 shares issued.

(Note 2) At the end of this six-month period, non-Japanese shareholders accounted for 13.05% of the total number of voting rights with respect to the Company's shares (according to the calculation method of Ministry of Public Management, Home Affairs, Posts and Telecommunications in Japan).

(Note 3) The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as trust assets to the retirement pension trust. (Although these shares are registered in the name of Mizuho Trust & Banking Co., Ltd. retirement trust account for Itochu Corporation in the shareholders' register, due to the retirement trust agreement, Itochu Corporation has the right to issue instructions concerning voting rights.)

(Note 4) The above-mentioned shares held by Sumitomo Corporation include 65,100 shares transferred as trust assets to the retirement pension trust. (Although these shares are registered in the name of Japan Trustee Services Bank, Ltd. - The Sumitomo Trust and Banking Company, Limited retirement trust account for Sumitomo Corporation in the shareholders' register, due to the retirement trust agreement, Sumitomo Corporation has the right to issue instructions concerning voting rights.)

Changes in Stock Price

Changes in stock price of the Company from April 2003 through October 2004 are mentioned by a bar graph and a line graph.

Status of Shareholders (by Category)

	(Number of Shareholders)	
Financial institutions:	41	(0.11%)
Securities houses:	16	(0.04%)
Other corporate shareholders:	627	(1.67%)
Non-Japanese corporate shareholders, etc.:	146	(0.39%)
Individual and other shareholders:	36,679	(97.79%)
(Total)	37,509	

Status of Shareholders (by Number of Shares per Shareholder)

	(Number of Shares)	
Financial institutions:	439,116	(19.37%)
Securities houses:	10,771	(0.47%)
Other corporate shareholders:	1,316,966	(58.07%)
Non-Japanese corporate shareholders, etc.:	295,915	(13.05%)
Individual and other shareholders:	204,966	(9.04%)
(Total)	2,267,734	

(Note) The above-mentioned shares classified as held by other corporate shareholders includes 987 shares held by Japan Securities Depository Center, Inc.

Corporate Data (at September 30, 2004)

Outline of the Company

Outline

Date of establishment:	November 10, 1994
Company name:	SKY Perfect Communications Inc.
Service name:	SKY PerfecTV!
Address of the head office:	15-1, Shibuya 2-chome, Shibuya-ku, Tokyo 150-8326
Capital stock:	50,018 million yen
Number of employees:	288 (Consolidated)

Principal Office

Meguro Media Center located at Honda Denki Building, 5-37, Kami-Osaki 4-chome, Shinagawa-ku, Tokyo

Aomi Broadcasting Center located at Aomi Frontier Building, 43, Aomi 2-chome, Koto-ku, Tokyo

Status of Subsidiaries

Company Name	Capital Stock	Company's Shareholding Ratio	Principal Business
Data Network Center Corporation	100 million yen	51.00%	Customer Management
Multi Channel Entertainment Inc.	10 million yen	90.00%	Licensed Broadcasting
SamuraiTV Corporation	12 million yen	80.25%	Licensed Broadcasting
OptiCast Inc.	480 million yen	100.00%	Broadcasting via Telecommunications Carriers' Facilities
SKY Perfect Well Think Co., Ltd.	10 million yen	100.00%	Content Development and Investment Operations (Business Planning)

Board Members (at September 30, 2004)

Names of 11 Directors (including two representative directors) and 5 Corporate Auditors are included.

Shareholders' Memo

Closing account date, timing of general meeting of shareholders, record date, name of transfer agent, contact place for the transfer agent, commission place for the transfer agent, Company's URL for public notice and newspaper publishing public notice are mentioned.

Summary Financial Statements (Consolidated)

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2004 As of September 30, 2004	For the six months ended September 30, 2003 As of September 30, 2003	For the year ended March 31, 2004 As of March 31, 2004
Assets			
Current Assets:			
Cash and deposits	28,990	34,660	40,935
Accounts receivables	6,624	7,255	6,994
Securities	26,955	33,809	26,028
Broadcasting rights	6,301	8,148	3,741
Accrued revenue	1,900	1,937	2,239
Other current assets	2,753	1,296	3,376
Allowance for doubtful receivables	(274)	(353)	(311)
Total current assets	73,251	86,754	83,004
Fixed Assets:			
Tangible fixed assets:			
Building	1,864	1,856	1,809
Machinery and equipment	4,438	3,177	3,335
Other tangible fixed assets	3,708	710	2,208
Total tangible fixed assets	10,011	5,744	7,353
Intangible fixed assets:			
Software	2,750	4,057	3,388
Other intangible fixed assets	37	40	38
Total intangible fixed assets	2,788	4,097	3,427
Investment and others:			
Investment securities	37,849	25,789	31,164
Others	5,220	2,853	1,586
Total investment and others	43,069	28,642	32,751
Total fixed assets	55,870	38,485	43,532
Total Assets	129,121	125,239	126,536

CONSOLIDATED BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2004	**For the six months ended September 30, 2003**	**For the year ended March 31, 2004**
	As of September 30, 2004	As of September 30, 2003	As of March 31, 2004
Liabilities			
Current Liabilities:			
Accrued accounts	9,721	11,028	9,744
Bonds to be matured in a year	5	-	-
Accrued expenses	1,375	1,734	1,177
Accrued income taxes	138	5	13
Deposits received (pay-per-view)	12,686	12,780	12,650
Allowance for employees' bonuses	214	201	220
Subscription right	2	2	2
Other current liabilities	2,136	2,333	1,763
Total current liabilities	26,280	28,086	25,573
Fixed Liabilities:			
Bonds	-	5	5
Long-term accrued accounts	971	1,423	1,200
Allowance for retirement benefit	571	473	525
Allowance for directors' retirement benefit	17	17	17
Other fixed liabilities	704	704	749
Total fixed liabilities	2,264	2,623	2,496
Total Liabilities	28,545	30,709	28,069
Minority Interests			
Minority Interests	2,171	2,197	2,208
Shareholders' Equity			
Common stock	50,018	50,003	50,014
Capital surplus	43,927	39,712	43,923
Retained earnings	5,611	2,751	3,334
Other unrealized gains on securities	(1,151)	(135)	(1,014)
Total Shareholders' Equity	98,405	92,332	96,258
Total Liabilities, Minority Interests and Shareholders' Equity	129,121	125,239	126,536

CONSOLIDATED STATEMENTS OF INCOME

(Millions of yen)

	For the six months ended September 30, 2004 From April 1, 2004 To September 30, 2004	For the six months ended September 30, 2003 From April 1, 2003 To September 30, 2003	For the year ended March 31, 2004 From April 1, 2003 To March 31, 2004
Operating Revenues:			
Platform business revenues	37,146	35,610	72,475
Total operating revenues	37,146	35,610	72,475
Operating Expenses:			
Platform business expenses	24,556	23,344	49,758
Selling, general and administrative expenses	9,431	8,527	18,563
Total operating expenses	33,987	31,872	68,322
Operating Income	3,159	3,737	4,152
Non-operating Revenues:			
Interest receivable	500	195	547
Gains on sales of securities	51	199	199
Other non-operating revenues	76	103	114
Total non-operating revenues	628	498	861
Non-operating Expenses:			
Interest expenses	19	20	43
Loss on sales of securities	114	-	-
Equity in net loss of affiliated company	44	49	91
Loss on valuation of option	8	10	21
Other non-operating expenses	1	3	4
Total non-operating expenses	188	84	160
Recurring Income	3,599	4,152	4,853
Extraordinary Profit:			
Compensation for damages received	-	-	28
System service charge cancellation fee received	-	-	20
Contract termination adjustment charge received	117	-	-
Total extraordinary profit	117	-	48
Extraordinary Loss:			
Loss from removal of fixed assets	29	-	100
Loss on sales of fixed assets	0	-	2
Loss on valuation of investment securities	307	259	259
Changes in retirement benefit accounting	-	161	161
Loss from installment cancellation	-	-	47
Total extraordinary loss	337	421	571

Net income before adjustment of tax for the six-month (current) period	3,379	3,730	4,330
Income tax, inhabitants tax and business tax	6	5	12
Minority loss	37	77	66
Net income	3,411	3,802	4,384

CONSOLIDATED STATEMENT OF SURPLUS

(Millions of yen)

	For the six months ended September 30, 2004 From April 1, 2004 To September 30, 2004	For the six months ended September 30, 2003 From April 1, 2003 To September 30, 2003	For the year ended March 31, 2004 From April 1, 2003 To March 31, 2004
Capital Surplus			
Capital surplus at beginning of period:	43,923	74,006	74,006
Increase in capital surplus:	3	27,212	31,423
Gains on merger	-	-	4,200
Gains on capital reduction	-	27,208	27,208
Exercise of share subscription rights	3	4	14
Decrease in capital surplus:	-	61,506	61,506
Reversal of capital reserve	-	61,506	61,506
Capital surplus at end of the six-month period (year)	43,927	39,712	43,923
Retained Earnings			
Retained earnings at beginning of period	3,334	(124,808)	(124,808)
Increase in retained earnings:	3,411	127,560	128,143
Net income for the six-month (current) period	3,411	3,802	4,384
Capital reduction	-	62,252	62,252
Reversal of capital reserve	-	61,506	61,506
Decrease in retained earnings:	1,133	-	-
Dividend	1,133	-	-
Retained earnings at end of the six-month period (year)	5,611	2,751	3,334

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of yen)

	For the six months ended September 30, 2004 From April 1, 2004 To September 30, 2004	For the six months ended September 30, 2003 From April 1, 2003 To September 30, 2003	For the year ended March 31, 2004 From April 1, 2003 To March 31, 2004
Cash Flows From Operating Activities:			
Net income before adjustment of tax	3,379	3,730	4,330
Depreciation	1,445	1,415	3,111
Loss on valuation of investment securities	307	259	259
Increase (decrease) in allowance for doubtful receivables	(37)	(28)	(70)
Interest receivable	(500)	(195)	(547)
Interest expense	19	20	43
Decrease (increase) in sales receivable	370	965	1,351
Increase in inventory assets	(2,433)	(5,985)	(1,492)
Increase (decrease) in accrued accounts	902	3,214	1,805
Increase (decrease) in accrued expenses	190	(696)	(1,471)
Increase (decrease) in deposits received (pay-per-view)	36	352	223
Other cash flows from operating activities	1,152	1,955	463
Sub-total	4,833	5,009	8,007
Amount of interest	291	133	370
Payment for interest	(19)	(20)	(43)
Payment for income tax, inhabitants tax and business tax	(13)	(11)	(12)
Total cash flows from operating activities	5,092	5,109	8,322
Cash Flows From Investing Activities:			
Payments for fixed deposits	(4,000)	-	-
Proceeds from fixed deposits	-	-	5,020
Payments for purchase of securities	(5,000)	(7,892)	(14,886)
Proceeds from redemption of securities	9,902	9,183	23,035
Payments for purchase of investments in securities	(14,106)	(2,506)	(13,318)
Proceeds from sales of investments in securities	3,051	2,199	3,199
Payments for purchases of fixed assets	(4,195)	(438)	(2,337)
Proceeds from sales of fixed assets	75	40	320
Payments for purchase of software	(200)	(505)	(767)
Proceeds from settlement of currency swap	759	705	1,029
Other cash flows from investing activities	76	(0)	1
Total cash flows from investing activities	(13,637)	787	1,296
Cash Flows From Financing Activities:			
Proceeds from issuance of stock	7	7	28
Payments for installment liability	(275)	(337)	(2,110)

Payments for dividend	(1,133)	-	-
Total cash flows from financing activities	(1,401)	(329)	(2,081)
Effect of exchange rate changes on cash and cash equivalents	2	(4)	(0)
Net increase (decrease) in cash and cash equivalents	(9,945)	5,562	7,535
Cash and cash equivalents at beginning of period	45,941	38,102	38,102
Cash and cash equivalents received from merger	-	-	302
Cash and cash equivalents at end of the six-month period (year)	35,995	43,665	45,941

Summary Financial Statements (Non-consolidated)

BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2004 As of September 30, 2004	For the six months ended September 30, 2003 As of September 30, 2003	For the year ended March 31, 2004 As of March 31, 2004
Assets			
Current Assets:			
Cash and deposits	24,403	28,334	36,176
Accounts receivables	6,443	7,021	6,954
Securities	26,955	33,809	26,028
Broadcasting rights	6,275	8,122	3,715
Accrued revenue	130	292	148
Other current assets	2,476	1,172	3,224
Allowance for doubtful receivables	(263)	(338)	(295)
Total current assets	66,421	78,412	75,952
Fixed Assets:			
Tangible fixed assets:			
Building	1,746	1,733	1,690
Machinery and equipment	4,434	3,175	3,330
Other tangible fixed assets	3,617	541	2,061
Total tangible fixed assets	9,799	5,449	7,082
Intangible fixed assets:			
Software	1,448	2,462	1,984
Other intangible fixed assets	21	23	22
Total intangible fixed assets	1,469	2,486	2,007
Investment and others:			
Investment securities	37,676	25,529	30,947
Others	9,188	6,784	5,532
Total investment and others	46,864	32,314	36,479
Total fixed assets	58,134	40,250	45,569
Total Assets	124,555	118,663	121,522

BALANCE SHEETS

(Millions of yen)

	For the six months ended September 30, 2004 As of September 30, 2004	For the six months ended September 30, 2003 As of September 30, 2003	For the year ended March 31, 2004 As of March 31, 2004
Liabilities			
Current Liabilities:			
Accrued accounts	9,392	10,780	9,441
Bonds to be matured in a year	5	-	-
Accrued expenses	1,360	1,688	1,175
Accrued income taxes	135	3	7
Deposits received (pay-per-view)	10,129	8,951	10,034
Allowance for employees' bonuses	185	174	192
Subscription right	2	2	2
Other current liabilities	2,072	2,112	1,710
Total current liabilities	23,283	23,714	22,563
Fixed Liabilities	1,484	1,487	1,538
Total Liabilities	24,767	25,201	24,102
Shareholders' Equity			
Common stock	50,018	50,003	50,014
Capital surplus	43,927	39,712	43,923
Capital reserve	16,718	12,504	16,715
Other capital surplus	27,208	27,208	27,208
Retained earnings	6,994	3,881	4,495
Unappropriated income for the six-month (current) period	6,994	3,881	4,495
Other unrealized gains on securities	(1,151)	(135)	(1,014)
Total Shareholders' Equity	99,788	93,462	97,419
Total Liabilities and Shareholders' Equity	124,555	118,663	121,522

STATEMENTS OF INCOME

(Millions of yen)

	For the six months ended September 30, 2004 From April 1, 2004 To September 30, 2004	For the six months ended September 30, 2003 From April 1, 2003 To September 30, 2003	For the year ended March 31, 2004 From April 1, 2003 To March 31, 2004
Operating Revenues:			
Platform business revenues	36,068	34,386	70,028
Total operating revenues	36,068	34,386	70,028
Operating Expenses:			
Platform business expenses	23,550	22,284	47,778
Selling, general and administrative expenses	9,060	8,251	17,998
Total operating expenses	32,611	30,356	65,776
Operating Income	3,457	3,850	4,251
Non-operating Revenues	630	472	858
Non-operating Expenses	128	17	36
Recurring Income	3,959	4,305	5,073
Extraordinary Loss	322	421	571
Net income before tax	3,636	3,884	4,502
Income tax, inhabitants tax and business tax	3	3	6
Net income	3,632	3,881	4,495
Income (loss) brought forward	3,361	(62,252)	(62,252)
Compensation for loss brought forward from reduction of capital	-	62,252	62,252
Unappropriated income for the six-month (current) period	6,994	3,881	4,495



Semiannual Report 2004

SKY Perfect Communications Inc.

Financial Highlights

September 30, 2003, 2004 and March 31, 2004

Number of Channels	Six-month periods ended September 30, 2003	2004	Year e[nded] March [31,] 200[4]
SKY PerfecTV! (CS 124/128 service)			
Total	286	289	2
Television	182	187	1
Radio	104	102	1
SKY PerfecTV! 110 (CS 110 service)			
Television and Data	57	68	

Number of Subscribers (thousands)	2003	2004	200[4]
Total Subscribers	3,518	3,725	3,6
<SKY PerfecTV! 110>	<59>	<151>	<1
DTH (Direct to Home) Subscribers	3,074	3,240	3,1
<SKY PerfecTV! 110>	<58>	<131>	<1
Annualized Churn Rate (DTH) %	8.8	9.5	9

ARPU (Average revenue per subscriber per month) (SKY PerfecTV!)	2003	2004	200[4]
Subscription fees per subscriber	¥3,781	¥3,632	¥3,7
Subscriber-related revenues per subscriber	¥1,472	¥1,454	¥1,46

(Millions of yen, except per share data)	(unaudited) Six-month periods ended September 30, 2003	2004	Year ende[d] March 3[1,] 2004
Statement of Income Data:			
Revenues	¥ 35,610	¥ 37,147	¥ 72,47
Subscriber-related revenues	23,709	24,362	47,34
Transmission-related revenues	4,446	4,947	8,92
Other fees and revenues	7,455	7,838	16,19
Operating expenses	31,788	33,687	68,08
Operating income	3,822	3,460	4,38
Net income	3,821	3,589	4,08
Net income per share—basic	¥1,707.80	¥1,582.67	¥1,825.39
—diluted	1,706.36	1,581.13	1,823.59
Balance Sheet Data:			
Cash and cash equivalents	¥ 43,666	¥ 35,996	¥ 45,941
Short-term investments	24,555	19,944	21,018
Investments	26,017	38,641	31,955
Property and equipment, net	20,535	20,612	20,810
Total assets	136,190	137,848	137,330
Subscription fees received	12,780	12,687	12,650
Total liabilities	41,991	37,989	39,790
Common stock	50,004	50,018	50,014
Total shareholders' equity	92,030	97,713	95,354
Cash Flow Data:			
Net cash provided by operating activities	¥ 6,887	¥ 6,886	¥ 11,907
Net cash provided by (used in) investing activities	787	(13,637)	1,600
Net cash used in financing activities	(2,107)	(3,196)	(5,668)

Note: The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

rview with the President

ıthens Olympics were held during the six-month period ended :mber 30, 2004. What impact did your lack of Olympic coverage on earnings?

ugh we have dealt with some concerns about our noncoverage of the pics during the six-month period ended September 30, 2004, growth was ,gnificantly affected. Revenues increased 4.3% year on year, continuing a : revenue uptrend since our establishment. Moreover, the Olympic Games he launch of digital terrestrial broadcasting spurred sales of three wave-h digital receivers built-in digital TV sets, which include a receiver for CS degree broadcasting. Despite a slowdown in new subscribers during the ıpics, we were able to create a base for further expansion in 110-degree cribers from autumn onward.

Our earnings were bolstered by an increase in subscribers for our main plat-ı service, SKY PerfecTV*!* (CS 124/128-degree digital broadcasting). We ·ve that this subscriber growth was the result of aggressive promotion efforts, ı as adding sports event content and overseas serial dramas, and music show ;rams, during decreased regular programming by terrestrial stations in rela-to increased Olympic coverage by terrestrial TV broadcasters. Furthermore, ; part of an advertising strategy to appeal to family audiences, we aired TV ımercials throughout the country featuring the popular Japanese artist, : Matsuura.

The total number of subscribers reached 3,725 thousand (3,240 thousand !) by September 30, 2004, reflecting the registration of 241 thousand new ıscribers (210 thousand new DTH subscribers during this six-month period).

Operating income totaled ¥3,460 million, profits surpassed initial targets ;pite a slight decline compared with the same period of the previous fiscal ır, when we had curbed TV commercials. Net income amounted to ¥3,589 llion. We are confident that our earning capabilities have solidified further after tering the profit-generation stage.

ĥat is the pace of expansion in the subscriber base?

ıe rate of cancellations edged up slightly year on year, flattening the pace of owth in net subscribers. We believe that the one-time factor for this slowdown ıcludes the maturity of the contracts of subscribers in the former Digital Club. In ur opinion, this also reflects expansion of general audiences in the subscriber ase, as well as the increase of SKY PerfecTV*!* 110 subscribers which use com-ıon set-top boxes.

These conditions are the launching pad for the Company to embark on its ıext growth stage, and we expect this long-term growth trend to continue in the uture.

What business strategies are in place to increase the number of subscribers in SKY PerfecTV*!* and SKY PerfecTV*!* 110?

We are deploying strategies that use different sales promotion methods for each customer group of SKY PerfecTV*!* and SKY PerfecTV*!* 110. We will provide services to each customer based on their individual needs, while clarifying the features of each of our two services. We plan to accelerate the pace of new sub-scriber growth by acquiring new subscribers and lowering the cancellation rate.

In particular, with regard to the Company's main service, SKY PerfecTV! aim to redouble marketing efforts toward achieving our objective of 500 tho sand new subscribers in the fiscal year ending March 31, 2005. We are in th process of implementing four measures toward the year-end shopping seaso First, we will continue to add content including popular programs from South Korea and comedy shows. Second, we aim to expand the subscriber base by using store displays that are easier for potential customers to understand. Th we plan to air TV commercials that hint at plots in our programming aimed t shopping season at the end of the year. Fourth, we will make concerted effor keep marketing costs at a reasonable level to ensure profitability.

With regard to SKY PerfecTV! 110, which we expect to be a driving force the subscriber growth, we are enticing potential customers with free trials, an encouraging subscribers to sign up with measures including high-definition pr gramming and new service packages.

How much progress has been made on the Medium-term Managem Plan ending in March 31, 2008?

For our management strategy, we have set quantitative targets for consolidate revenues of ¥110 billion, net income of ¥30 billion, cumulative subscribers of 5,000 thousand, and cumulative DTH subscribers of 4,500 thousand. In order achieve these targets, the Company is pursuing two strategies: the content aggregator strategy of amassing leading content and the multiplatform strateg of providing services through various transmission pipelines by using new technologies.

With regard to our content aggregator strategy, we are concentrating on business development as a rights holder instead of simply amassing channels. V have added content by acquiring broadcasting rights to leading professional sports events overseas, and going forward, we aim to invest in content creation to expand revenues and earnings. To do so, in July 2004 the Company established SKY Perfect Well Think Co., Ltd. for content development and invest ment operations, and plans to start business this calendar year. This strategic move has made possible the creation of a multi-use content business that surpasses our traditional business framework. At the same time, it allows us to offe innovative channels that are different from those on existing TV stations.

With regard to our multiplatform strategy, we began offering video distribution services in February 2004 using Fiber To The Home (FTTH) optical fiber as a distribution channel in addition to the realm of satellite broadcasting. Our FTTH services are currently available in certain areas of Tokyo, and plans call for launching services in Osaka during the current fiscal year as well as further expanding service areas in the future. This combination of broadcasting and communications technologies is extremely convenient for users, who benefit from being able to access IP telephone, Internet, and multichannel broadcasting services over a single optical fiber. These services are also successful in the United States and Europe. We plan on continuing to develop our FTTH services into the future.

As communication channels become more ubiquitous, we have also launched a video content streaming service for cellular phones, distributing original serial dramas such as the "Yokohama Eighties" over KDDI CORPORATION'S EZ Channel.

measures are in place for the second half of the current fiscal ' What is the Company's earnings outlook for the fiscal year ıg March 31, 2005?

‹pect profits in the fiscal year ending March 31, 2005, to surpass our initial ts. The driving theme of our measures under way for the second half of the ıt fiscal year is to achieve 500 thousand new subscriber targets to lead expectations in the Company. Furthermore, we are making steady strides rd achieving our profit targets, and plan to make strategic investments in e growth by effectively using ¥97 billion in total strategic funds. Our manıent strategy also considers corporate buyouts and the launch of new busiɔs based on our outlook for the media industry in Japan over not the next six ɾelve months, but over the next four to five years.

The current media environment continues to change at an eye-opening pace. pause even for a moment, events are likely to pass us by. We believe now is ime to formulate strategies based on a clear vision of the future, carefully ding project investments with no future potential. We are making every effort eate a brighter future for all of our shareholders.

In conclusion, I would like to say a word to our shareholders. In returning e to its shareholders, the Company's first priority is to maximize corporate through expanding business with internal reserves and provide stable divid distributions. While we have decided to forgo interim dividend distributions fiscal year, we plan to pay ¥500 in ordinary dividends, the same level as last r's memorial dividend, in consideration of continuing profit stability in our form business, as well as last year's subscriber numbers exceeding the breakn point.

We aim to increase profits and create a foundation for stable dividend distriions in order to meet the expectations of our shareholders.

We ask for your continuing support and understanding.

ajime Shigemura
esident

orward-looking Statements

orward-looking statements including plan, strategy or belief contained in this ıaterial are not past but are forecasts based on the assumption or belief of our ıanagement judging from information available currently. Final decisions related to ıvestment are on the judgment of users themselves. Such forward-looking stateıents are not guaranteed of future performance and involve risks and uncertainties, ınd actual results may differ from those in the forward-looking statements as a esult of various factors, including, (1) the economic environment surrounding our ıreas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not limited to the above.

Consolidated Balance Sheets

March 31, 2004 and September 30, 2004

	Millions of Yen		Thousan U.S. Do (Note
	Mar. 31, 2004	Sep. 30, 2004	Sep. 30,
		(unaudited)	(unaudi
ASSETS			
Current assets:			
Cash and cash equivalents (Note 3)	¥ 45,941	¥ 35,996	$ 327,
Short-term investments (Note 3)	21,018	19,944	181,
Accounts receivable-net of allowance	8,921	8,251	75,
Other current assets	6,476	9,060	82,
Total current assets	82,356	73,251	665,
Investments (Note 3)	31,955	38,641	351,
Property and equipment, net (Notes 4 and 5)	20,810	20,612	187,3
Other assets	2,209	5,344	48,5
Total	¥137,330	¥137,848	$1,253,1
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Lease obligations-current portion	¥ 3,828	¥ 2,401	$ 21,8
Accrued expenses	9,547	10,551	95,9
Subscription fees received	12,650	12,687	115,3
Other current liabilities	3,528	3,194	29,0
Total current liabilities	29,553	28,833	262,1
Long-term liabilities:			
Lease obligations	7,247	6,311	57,37
Other liabilities	2,990	2,845	25,86
Total long-term liabilities	10,237	9,156	83,23
Minority interests	2,186	2,146	19,50
Commitments and contingent liabilities (Note 8)			
Shareholders' equity:			
Common stock	50,014	50,018	454,709
Capital surplus	43,976	43,980	399,818
Retained earnings since April 1, 2003	2,038	4,493	40,845
Accumulated other comprehensive loss	(674)	(778)	(7,072
Total shareholders' equity	95,354	97,713	888,300
Total	¥137,330	¥137,848	$1,253,164

See notes to consolidated financial statements.

·olidated Statements of Income (unaudited)

six-month periods ended September 30, 2003 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 2)
	Sep. 30, 2003	Sep. 30, 2004	Sep. 30, 2004
ues (Note 7)	¥35,610	¥37,147	$337,700
ting expenses:			
st of services (Note 7)	20,205	21,286	193,509
s promotion and marketing expenses (Note 7)	6,499	6,941	63,100
neral and administrative expenses	1,939	2,380	21,637
reciation and amortization expenses (Notes 4 and 5)	3,145	3,080	28,000
Total operating expenses	31,788	33,687	306,246
ating income	3,822	3,460	31,454
income (expenses):			
terest income	195	501	4,555
terest expense	(244)	(196)	(1,782)
ther—net	48	(176)	(1,600)
Other income (expenses)—net	(1)	129	1,173
income	¥ 3,821	¥ 3,589	$ 32,627

	Yen		U.S. Dollars (Note 2)
	Sep. 30, 2003	Sep. 30, 2004	Sep. 30, 2004
share of common stock (Note 6):			
income per share—basic	¥1,707.80	¥1,582.67	$14.39
—diluted	1,706.36	1,581.13	14.37

notes to consolidated financial statements.

›nsolidated Statements of Shareholders' Equity (unaudited)

the six-month period ended September 30, 2004

	Millions of Yen				
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Total
lance at March 31, 2004	¥50,014	¥43,976	¥ 2,038	¥(674)	¥95,354
rcise of warrants and stock options	4	4	—	—	8
sh dividends paid (¥500 per share)	—	—	(1,134)	—	(1,134)
omprehensive income:					
Net income	—	—	3,589	—	3,589
Other comprehensive loss, net of tax	—	—	—	(104)	(104)
otal comprehensive income	—	—	—	—	3,485
alance at September 30, 2004	¥50,018	¥43,980	¥ 4,493	¥(778)	¥97,713

	Thousands of U.S. Dollars (Note 2)				
	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Total
Balance at March 31, 2004	$454,673	$399,782	$ 18,527	$(6,127)	$866,855
Exercise of warrants and stock options	36	36	—	—	72
Cash dividends paid ($4.55 per share)	—	—	(10,309)	—	(10,309)
Comprehensive income:					
Net income	—	—	32,627	—	32,627
Other comprehensive loss, net of tax	—	—	—	(945)	(945)
Total comprehensive income	—	—	—	—	31,682
Balance at September 30, 2004	$454,709	$399,818	$ 40,845	$(7,072)	$888,300

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows (unaudited

For the six-month periods ended September 30, 2003 and 2004

	Millions of Yen		Thousa U.S. Do (Note
	Sep. 30, 2003	Sep. 30, 2004	Sep. 30,
Operating activities:			
Net income	¥ 3,821	¥ 3,589	$ 32
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,145	3,080	28,
Other	251	309	2,
Changes in assets and liabilities:			
Accounts receivable	848	670	6,
Other current assets	(5,568)	(2,795)	(25,
Other assets	71	546	4,
Accrued expenses	3,336	1,004	9,
Subscription fees received	353	36	3
Other current liabilities	543	413	3,7
Other liabilities	87	34	3
Net cash provided by operating activities	6,887	6,886	62,6
Investing activities:			
Purchases of property and equipment	(944)	(4,397)	(39,9
Proceeds from sales of property and equipment	40	75	6
Purchases of short-term investments	(7,892)	(5,000)	(45,4
Proceeds from sales and redemption of short-term investments	9,184	9,903	90,0
Purchases of investments	(2,506)	(14,107)	(128,24
Proceeds from sales and redemption of investments	2,199	2,987	27,15
Other	706	(3,098)	(28,16
Net cash provided by (used in) investing activities	787	(13,637)	(123,97
Financing activities:			
Exercise of warrants and stock options	8	7	6
Payments for obligations under capital lease	(1,778)	(1,794)	(16,30
Payments for cash dividends	—	(1,134)	(10,30
Other	(337)	(275)	(2,50
Net cash used in financing activities	(2,107)	(3,196)	(29,054
Effect of exchange rate changes on cash and cash equivalents	(4)	2	18
Net increase (decrease) in cash and cash equivalents	5,563	(9,945)	(90,409)
Cash and cash equivalents at beginning of period	38,103	45,941	417,645
Cash and cash equivalents at end of period	¥ 43,666	¥ 35,996	$ 327,236

Supplemental information:			
Cash paid during the period for:			
Interest	¥ 244	¥ 196	$ 1,782
Acquisition of assets by entering into capital leases	206	495	4,500

·s to Consolidated Financial Statements (unaudited)

...s of Financial Statements

companying unaudited semiannual consolidated financial statements have been ed on the basis of accounting principles generally accepted in the United States erica and reflect all normal recurring adjustments necessary to present fairly the ial position, results of operations and cash flows for the periods presented in mity with generally accepted accounting principles. Effect has been given in the lidated financial statements to adjustments which have not been entered in the al books of account on SKY Perfect Communications Inc. (the "Company") and sidiaries (together, the "Companies") maintained in accordance with accounting ples generally accepted in Japan.

... Dollar Presentation

anslations of Japanese yen amounts into U.S. dollar amounts are included solely e convenience of readers outside Japan and have been made at the rate of =US$1, the approximate rate of exchange at September 30, 2004.

...ments in Securities

ost, gross unrealized gains, gross unrealized losses and fair value for available-ale and held-to-maturity securities which include cash and cash equivalents, short-investments and investments at March 31, 2004 and September 30, 2004 were llows:

	Millions of Yen		Thousands of U.S. Dollars
	Mar. 31, 2004	Sep. 30, 2004	Sep. 30, 2004
rities classified as:			
bt securities:			
vailable-for-sale:			
Cost	¥56,493	¥56,557	$514,154
Gross unrealized gains	293	132	1,200
Gross unrealized losses	(817)	(910)	(8,272)
Fair value	¥55,969	¥55,779	$507,082
Held-to-maturity:			
Cost	—	¥ 8,104	$ 73,673
Gross unrealized gains	—	3	27
Gross unrealized losses	—	(63)	(573)
Fair value	—	¥ 8,044	$ 73,127

ntractual maturities of debt securities as of September 30, 2004 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
vailable-for-sale:		
Within one year	¥26,955	$245,045
After one year through five years	16,112	146,473
After five years	12,712	115,564
Total	¥55,779	$507,082
eld-to-maturity:		
Within one year	—	—
After one year through five years	¥ 2,098	$ 19,073
After five years	6,006	54,600
Total	¥ 8,104	$ 73,673

Proceeds from sales of available-for-sale securities and the gross realized gains a
losses that have been included in earnings as a result of those sales for the six-m
periods ended September 30, 2003 and 2004 were as follows:

	Millions of Yen		Thousa U.S. Do
	Sep. 30, 2003	Sep. 30, 2004	Sep. 30,
Proceeds from sales	¥2,199	¥4,937	$44
Gross realized gains	199	52	
Gross realized losses	—	(115)	(1

4. Property and Equipment

Property and equipment (including capital leases) at March 31, 2004 and Septem
30, 2004 consisted of the following:

	Millions of Yen		Thousand U.S. Dol
	Mar. 31, 2004	Sep. 30, 2004	Sep. 30,
Leasehold improvements	¥ 2,668	¥ 2,813	$ 25,
Machinery and equipment	26,041	18,977	172,
Furniture, fixtures and others	4,430	5,880	53,4
Computer software	8,374	8,009	72,8
Total	41,513	35,679	324,3
Less accumulated depreciation and amortization	20,703	15,067	136,9
Property and equipment—net	¥20,810	¥20,612	$187,3

Property and equipment include capitalized leases as described in Note 5.

5. Leases

The Companies lease certain assets, principally subscriber management systems,
broadcasting systems and related equipment, which are classified as capital leases.
Included in property and equipment were the following assets held under capital
leases:

	Millions of Yen		Thousands U.S. Dollar
	Mar. 31, 2004	Sep. 30, 2004	Sep. 30, 20
Machinery and equipment	¥19,674	¥11,014	$100,12
Furniture, fixtures and others	3,404	3,355	30,50
Total	23,078	14,369	130,62
Less accumulated amortization	12,962	6,495	59,04
Capital lease assets—net	¥10,116	¥ 7,874	$ 71,58

Amortization expense of capitalized assets for the six-month periods ended Septembe
30, 2003 and 2004 were ¥1,728 million and ¥1,657 million ($15,064 thousand),
respectively.

6. Earnings Per Share

Basic earnings per share is computed using the weighted average number of common
stock outstanding during the period. Diluted earnings per share reflects the potential
dilution that could occur if securities to issue common stock resulted in the issuance of
common stock.

7. Related Party Transactions

At September 30, 2004, 12.48% of the Company's shares were held by Sony
Broadcast Media Co., Ltd., a 100% owned subsidiary of Sony Corporation. The
Company has transactions with Sony Corporation and its subsidiaries for performance

ain services and procurement of properties and supplies. Such transactions for -month periods ended September 30, 2003 and 2004, respectively, consisted of nt of expenses, principally sales promotion and marketing expenses, amounting 5 million and ¥506 million ($4,600 thousand) and purchase of broadcasting nent, promotional supplies and electronic parts amounting to ¥217 million and million ($6,573 thousand). The Company provides the platform service for Sony ration and its subsidiaries. Revenues for the six-month periods ended September 03 and 2004 were ¥524 million and ¥533 million ($4,845 thousand), tively.

he Company provides the platform service and sublicense for Fuji Television ork, Inc., terrestrial broadcaster (a 12.48% shareholder of the Company at mber 30, 2004). Revenues for the six-month periods ended September 30, 2003 004 were ¥1,219 million and ¥1,286 million ($11,691 thousand), respectively. 12.48% of the Company's shares were also held by Itochu Corporation at mber 30, 2004. The Company provides the platform service for Itochu oration's subsidiaries. Revenues from this service for the six-month periods ended mber 30, 2003 and 2004 were ¥1,068 million and ¥1,034 million ($9,400 thou-), respectively.

The Company has entered into service agreements with JSAT Corporation (a % shareholder of the Company at September 30, 2004) related to uplink opera- s. Revenues under these agreements were ¥1,613 million and ¥1,688 million ,345 thousand) for the six-month periods ended September 30, 2003 and 2004, ectively. JSAT Corporation also provides satellite broadcasting services to the npany. Cost of services included ¥1,393 million and ¥1,304 million ($11,855 usand) for the six-month periods ended September 30, 2003 and 2004, respective- nainly related to these services.

The Company has a 20% ownership interest in PAY PER VIEW JAPAN, INC. PVJ"), a broadcaster operating under the pay per view billing system for programs chased for viewing. The Company had revenue transactions with PPVJ for the six- nth periods ended September 30, 2003 and 2004 amounting to ¥5,495 million and ,569 million ($50,627 thousand), respectively.

...ments and Contingent Liabilities

September 30, 2004, the Companies had no material contingent liabilities including igation or claims outstanding, pending or threatened against it, which would have a aterial adverse effect on the Companies' financial position or results of operations.

The Company enters into contracts to purchase broadcasting rights of certain ograms such as European soccer leagues which are capitalized and amortized based n the number of showings. Commitments for future payments on these contracts, ome of which are subject to reductions depending on certain conditions, at eptember 30, 2004 amounted to ¥8,299 million ($75,445 thousand) in the aggre- ate. These commitments are due at various dates through 2006.

In September 2004, the Company agreed to terminate a 20-year consulting agreement entered in December 1996 and entered into a new 4-year consulting agreement relating to the purchase of broadcasting rights as at November 30, 2004. The Company is required to make payments under the terms of the original agreement until November 2004 amounted to ¥31 million ($282 thousand) and the new agreement requires the Company to make a one-time payment of ¥1,333 million ($12,118 thousand) at December 1, 2004 and monthly payments commencing in December 2004 through November 2008, which, at September 30, 2004, amounted to ¥111 million ($1,009 thousand) in the aggregate.

Corporate Data and Investor Information

As of September 30, 2004

Corporate name: SKY Perfect Communications Inc.
Main service name: *SKY PerfecTV!*
Head office address: 2-15-1 Shibuya, Shibuya-ku, Tokyo 150-8326, Japan
Tel: +81-3-5468-7800 Fax: +81-3-5468-7925
URL: http://www.skyperfectv.co.jp/skycom/e
Date established: November 10, 1994
Number of employees: 288 (Consolidated basis)
Common stock: authorized 3,200,000
issued 2,267,734
Number of shareholders: 37,509
Stock exchange listing: Tokyo Stock Exchange, First Section (Code No. 4795)
Transfer agent of common stock: Mizuho Trust & Banking Co., Ltd.
Newspaper for public notice: The Nihon Keizai Shimbun

Major shareholders:

Shareholder	Ratio
Sony Broadcast Media Co., Ltd.	12.48%
Fuji Television Network, Inc.	12.48%
Itochu Corporation	12.48%
JSAT Corporation	6.91%
Tokyo Broadcasting System, Inc.	5.69%
Nippon Television Network Corporation	5.24%
The Master Trust Bank of Japan, Ltd	4.46%
State Street Bank and Trust Company	4.29%
Matsushita Electric Industrial Co., Ltd.	3.11%
Sumitomo Corporation	3.06%

Notes:
1. The shareholding ratio is calculated against a total of 2,267,734 shares issued.
2. As of September 30, 2004, the foreign ownership ratio of total stocks with voting rights is 13.05% (w calculated with the method defined by the Ministry of Public Management, Home Affairs, Posts Telecommunications). We are subject to a limited extent to direct regulation under the Broadcast L Such regulation includes, among other things, certain foreign ownership restrictions. Under the Broad Law, our broadcast license will be revoked if 20% or more of the voting rights attached to shares of stock are owned by foreign persons (including (x) any persons who are not Japanese nationals, (y) foreign governments or representatives thereof and (z) any foreign corporations or associations). Un the Broadcast Law, we may reject a request by any such foreign person that its name be entered in shareholder register if our acceptance of such request would result in the 20% threshold being exceed If, and as long as, 15% or more of the voting rights attached to shares of our stock are owned by fore persons, we will be required to give a public notice every six months pursuant to the Broadcast Law.
3. The above-mentioned shares held by Itochu Corporation include 147,000 shares transferred as tr assets to the retirement pension trust. (The names in the shareholders' register are Mizuho Trust Banking Co., Ltd. retirement trust account for Itochu Corporation. Under the retirement trust contra Itochu Corporation is able to advise beneficiaries on the exercise of their shareholder voting rights.)
4. The above-mentioned shares held by Sumitomo Corporation include 65,100 shares transferred as tru assets to the retirement pension trust. (The names in the shareholders' register are Japan Trustee Servic Bank, Ltd. retirement trust account for Sumitomo Corporation. Under the retirement trust contrac Sumitomo Corporation is able to advise beneficiaries on the exercise of their shareholder voting rights.)

Board of Directors (as of September 30, 2004):

Chairman (Representative Director)	Yasushi Hosoda
President (Representative Director)	Hajime Shigemura
Executive Vice President	Hiroyuki Shinoki
Managing Directors	Kunioki Ishibashi
	Masao Nito
Directors	Kikujiro Shikano
	Tatsuya Tamura
	Kageo Nakano
	Nozomu Yoshida
	Toshichika Ishihara
	Kenji Kamimura
Corporate Auditors	Yoshiki Hirowatari (standing)
	Ryosuke Tsuruma (standing)
	Tamotsu Iba
	Masao Sakai
	Nobuyuki Kaneko